

10032449

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 52234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/09 (MM/DD/YY) AND ENDING 8/31/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ICM Capital Markets Ltd.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

888 Seventh Avenue – 17th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc M. Drimer (561) 283-4420
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd. E-210	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

NOV 05 2010

Washington, DC
110

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Marc M. Drimer**, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **ICM Capital Markets Ltd.**, as of **August 31, 2010** are true and correct. I further affirm that neither the company, nor any partner, proprietor, principal officer, nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Marc M. Drimer
Signature

Known personally to me

CEO
Title

NOTARY PUBLIC-STATE OF FLORIDA



Karen Z. Fischer
Commission # DD610800
Expires: NOV. 17, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

Karen Z. Fischer
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
__ (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICM CAPITAL MARKETS LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE YEAR ENDED AUGUST 31, 2010

	Common Stock - No Par Value		Accumulated	
	Shares	Amount	Deficit	Total
Balance, August 31, 2009	212	$ 135,000	$ 452	$ 135,452
Sale of common stock	23	432,500	-	432,500
Net loss	-	-	(577,880)	(577,880)
Balance, August 31, 2010	235	$ 567,500	$ (577,428)	$ (9,928)

See accompanying notes to financial statements